Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT A COMMITMENT TO PURCHASE THE
SCHEME IN CHENNAI, INDIA HAS OBTAINED BY ITS SUBSIDIARY, ELBIT
PLAZA INDIA REAL ESTATE HOLDINGS LIMITED

Tel Aviv, Israel, September 16, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that its subsidiary, Elbit Plaza India Real Estate Holdings Limited (“EPI”),has obtained a backstop commitment for the purchase of Chennai, India Scheme.

EPI (a jointly controlled subsidiary held by the Company and its subsidiary (45%), Plaza Centers N.V.), which has been in discussions regarding the sale of EPI’s 80% stake in Kadavanthara Builders Private Limited, an Indian company (“SPV”) which owns an approximately 74.7 acre plot in Chennai, India, has obtained a commitment that, subject to the fulfilment of certain conditions precedent, the sale transaction will be completed by 15th of January 2016 (the “Long Stop Date”).

The expected aggregate net disposal price to EPI is approximately €21.6 million (INR 161.7 Crores), net of all transaction related costs. If completion does not take place by the Long Stop Date, then EPI’s stake in the SPV will be increased to 100%.

There is no expected substantial influence on the Company financial results as a result of the execution of the transaction.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com